51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Merus Labs International Inc. (the “Company”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, ON M5K 1H1

Item 2 Date of Material Change

September 23, 2013

Item 3 News Release

News Release dated September 24, 2013 was disseminated via Marketwire.

Item 4 Summary of Material Change

The Company refinanced its debt obligation previously provided by PDL BioPharma, Inc. (“PDL”), which had an outstanding amount owing of US$39.5 million, by closing on two new debt instruments: a $30 million senior credit facility with the Royal Bank of Canada and the Bank of Montreal, and a $10 million convertible note debenture with a large Canadian institutional investor.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On September 23, 2013 and effective September 20, 2013, the Company entered into a credit agreement (the “Credit Agreement”) with Royal Bank of Canada (“RBC”), as a lender and administrative agent, and the Bank of Montreal (“BMO”), as a lender.

Pursuant to the Credit Agreement, the $30 million senior debt is secured by all of the assets of the Company and can be drawn via a number of availment options either on a fixed or variable interest rate basis. The Company has elected a variable rate option and based on the current prime rate will pay 6.5% per annum. The Company must make the following repayments:

  $700,000 on the last day of each month commencing on October 31, 2013 and continuing thereafter to and including September 30, 2015; and

  $1,100,000 on the last day of each month commencing on October 31, 2015 and continuing thereafter to and including September 30, 2016.

These payments may be supplemented by additional quarterly payments based on the Company’s Excess Cash Flow (as defined in the Credit Agreement). The Company also agreed to customary positive and negative covenants, including a restriction on certain investments; financial covenants and reporting requirements. In addition to the $30 million term loan, the Company has access to a $2 million revolving operating line.

Concurrent with the closing of the Credit Agreement, the Company issued a $10 million unsecured convertible debenture (the “Convertible Debenture”) with an interest rate of 8% per annum, which matures on September 20, 2018. At any time at the option of the holder, the principal amount of the Convertible Debenture may be convertible into common shares at a price of $1.50 per common share and the interest of the Convertible Debenture may be convertible into common shares at a price the greater of: (1) the Market Price (as defined by the policies of the TSX); and (2) $1.50. If the trading price of the common shares closes for 20 consecutive trading days at $2.30 or greater, the Company has the option to force conversion of the entire convertible debenture into common shares.

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Elie Farah, President and CEO (416) 593-3701

Item 9 Date of Report

September 30, 2013